Paul Hastings LLP

101 California Street, Forty-Eighth Floor

San Francisco, CA 94111

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

February 25, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TCW Funds, Inc. - File Nos. 033-52272 and 811-07170

Ladies and Gentlemen:

On behalf of TCW Funds, Inc. (the “Registrant”), we hereby respond to the oral comments provided on January 28, 2020 to Patrick Dennis of TCW Investment Management Company LLC by Ms. Valerie Lithotomos of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Post-Effective Amendment No. 108 to its Registration Statement filed on December 30, 2019 (the “Registration Statement”), which contained disclosure with respect to the addition of a new class of shares, Plan Class shares, to the TCW Core Fixed Income Fund (the “Core Fixed Income Fund”), the TCW Total Return Bond Fund (the “Total Return Bond Fund”) and the TCW Emerging Markets Income Fund (the “Emerging Markets Income Fund” and, collectively with the Core Fixed Income Fund and the Total Return Bond Fund, the “Funds”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments based on our discussions with the Registrant and to the best of our understanding. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated. We have consulted with the Registrant in preparing and submitting this response letter. Revised disclosure intended to address these comments will be included in a further post-effective amendment to be filed on or about February 27, 2020.

1.	Comment: For each Fund, please provide completed fee and expense table information to the Staff in the comment response letter prior to filing the revised post-effective amendment.

Response: Comment accepted. The fee and expense tables for each Fund are attached as Exhibit A to this response letter.

2.	Comment: In the “Principal Risks” section for each Fund, please consider highlighting those risks by bolding or underlining the titles.

Response: Comment accepted. The Registrant has revised the “Principal Risks” section for each Fund to include bolded titles for each risk.

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Securities and Exchange Commission

February 25, 2020

3.

Comment: The Staff notes that the Emerging Markets Income Fund has an investment strategy to track an index with significant exposure to non-U.S. companies in emerging markets. Please provide disclosure with respect to the following risks (and any related risks) associated with this investment strategy, or explain why such disclosure would not be appropriate: (i) the potential for errors in index data, index computation and/or index construction if information on non-U.S. companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing and financial recordkeeping standards; (ii) the potential significance of such errors on the Fund’s performance; (iii) limitations on the investment adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, construction and/or rebalancing; and (iv) the rights and remedies associated with investments in a fund that tracks an index comprised of foreign securities may be different than a fund that tracks an index of domestic securities.

Response: Comment acknowledged. The Fund defines an “Emerging Market Country” as any of the countries in certain benchmark indexes, including the J.P. Morgan Emerging Market Bond Index (EMBI) Global Diversified, the J.P. Morgan Corporate Emerging Market Bond Index (CEMBI) Broad Diversified, the J.P. Morgan Government Bond Index-Emerging Markets (GBI-EM), the MSCI Emerging Markets Index and the MSCI Frontier Markets Index. However, the Fund does not track an index as part of its principal investment strategies. As such, the Registrant has not added disclosure with respect to the index-related risks suggested.

*    *    *    *    *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:	TCW Investment Management Company LLC

EXHIBIT A

FEE AND EXPENSE TABLES

CORE FIXED INCOME FUND

Fees and Expenses of the Fund

This table describes the fees and expenses you may pay if you buy and hold shares of the Fund. You may pay additional fees or commissions to broker-dealers or other financial intermediaries for the purchase of Class I or Plan Class shares of the Fund, which are not reflected in the table below.

Shareholder Fees (Fees paid directly from your investment)

None.

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

	Share Classes
	I	N	Plan
Management Fees	0.40%	0.40%	0.40%
Distribution and/or Service (12b-1) Fees	None	0.25%	None
Other Expenses[1]	0.11%	0.16%	0.06%
Total Annual Fund Operating Expenses	0.51%	0.81%	0.46%
Fee Waiver and/or Expense Reimbursement[2]	0.02%	0.11%	0.02%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2,3]	0.49%	0.70%	0.44%

[1]	Other Expenses for Plan Class are estimated for the current fiscal year.
[2]

The Fund’s investment advisor has agreed to waive fees and/or reimburse expenses to limit the Fund’s total annual operating expenses (excluding interest, brokerage, extraordinary expenses and acquired fund fees and expenses, if any) to 0.49% of average daily net assets with respect to Class I shares, 0.70% of average daily net assets with respect to Class N shares and 0.44% of average daily net assets with respect to Plan Class shares. This contractual fee waiver/expense reimbursement will remain in place through March 1, 2021 and before that date the investment advisor may not terminate this arrangement without approval of the Board of Directors. At the conclusion of this period, the Fund’s investment advisor may, in its sole discretion, terminate the contractual fee waiver/expense reimbursement or, with the Board of Directors’ approval, extend or modify that arrangement.

[3]

The “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” do not correlate to the corresponding ratios included in the Fund’s Financial Highlights for each class of shares because the contractual fee waiver/expense reimbursement was changed subsequent to the fiscal year ended October 31, 2019, and was not in effect that fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The cost of investing in the Fund reflects the net expenses of the Fund that result from the contractual expense limitation in the first year only. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Share Classes	1 Year	3 Years	5 Years	10 Years
I	$50	$162	$283	$639
N	$72	$248	$439	$991
Plan	$45	$146	$256	$577

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TOTAL RETURN BOND FUND

Fees and Expenses of the Fund

This table describes the fees and expenses you may pay if you buy and hold shares of the Fund. You may pay additional fees or commissions to broker-dealers or other financial intermediaries for the purchase of Class I or Plan Class shares of the Fund, which are not reflected in the table below.

Shareholder Fees (Fees paid directly from your investment)

None.

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

	Share Classes
	I	N	Plan
Management Fees	0.40%	0.40%	0.40%
Distribution and/or Service (12b-1) fees	None	0.25%	None
Other Expenses[1]	0.12%	0.13%	0.04%
Total Annual Fund Operating Expenses	0.52%	0.78%	0.44%
Fee Waiver and/or Expense Reimbursement[2]	0.03%	0.08%	None
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2,3]	0.49%	0.70%	0.44%

[1]	Other Expenses for Plan Class are estimated for the current fiscal year.
[2]

The Fund’s investment advisor has agreed to waive fees and/or reimburse expenses to limit the Fund’s total annual operating expenses (excluding interest, brokerage, extraordinary expenses and acquired fund fees and expenses, if any) to 0.49% of average daily net assets with respect to Class I shares, 0.70% of average daily net assets with respect to Class N shares and 0.44% of average daily net assets with respect to Plan Class shares. This contractual fee waiver/expense reimbursement will remain in place through March 1, 2021 and before that date, the investment advisor may not terminate this arrangement without approval of the Board of Directors. At the conclusion of this period, the Fund’s investment advisor may, in its sole discretion, terminate the contractual fee waiver/expense reimbursement or, with the Board of Directors’ approval, extend or modify that arrangement.

[3]

The “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” do not correlate to the corresponding ratios included in the Fund’s Financial Highlights for each class of shares because the contractual fee waiver/expense reimbursement was changed subsequent to the fiscal year ended October 31, 2019, and was not in effect that fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The cost of investing in the Fund reflects the net expenses of the Fund that result from the contractual expense limitation in the first year only. Although your actual costs may be higher or lower, based on these assumptions, your costs would be: [TO BE UPDATED.]

Share Classes	1 Year	3 Years	5 Years	10 Years
I	$50	$185	$333	$762
N	$81	$272	$479	$1,076
Plan	$42	$160	$289	$665

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EMERGING MARKETS INCOME FUND

Fees and Expenses of the Fund

This table describes the fees and expenses you may pay if you buy and hold shares of the Fund. You may pay additional fees or commissions to broker-dealers or other financial intermediaries for the purchase of Class I or Plan Class shares of the Fund, which are not reflected in the table below.

Shareholder Fees (Fees paid directly from your investment)

None.

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

	Share Classes
	I	N	Plan
Management Fees	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	None	0.25%	None
Other Expenses[1]	0.09%	0.14%	0.05%
Total Annual Fund Operating Expenses	0.84%	1.14%	0.80%
Fee Waiver and/or Expense Reimbursement[2]	None	0.19%	0.03%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2,3]	0.84%	0.95%	0.77%

[1]	Other Expenses for Plan Class are estimated for the current fiscal year.
[2]

The Fund’s investment advisor has agreed to waive fees and/or reimburse expenses to limit the Fund’s total annual operating expenses (excluding interest, brokerage, extraordinary expenses and acquired fund fees and expenses, if any) to 0.85% of average daily net assets with respect to Class I shares, 0.95% of average daily net assets with respect to Class N shares and 0.77% of average daily net assets with respect to Plan Class shares. This contractual fee waiver/expense reimbursement will remain in place through March 1, 2021 and before that date, the investment advisor may not terminate this arrangement without approval of the Board of Directors. At the conclusion of this period, the Fund’s investment advisor may, in its sole discretion, terminate the contractual fee waiver/expense reimbursement or, with the Board of Directors’ approval, extend or modify that arrangement.

[3]

The “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” do not correlate to the corresponding ratios included in the Fund’s Financial Highlights for each class of shares because the contractual fee waiver/expense reimbursement was changed subsequent to the fiscal year ended October 31, 2019, and was not in effect that fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be: [TO BE UPDATED.]

Share Classes	1 Year	3 Years	5 Years	10 Years
I	$86	$268	$466	$1,037
N	$116	$362	$628	$1,386
Plan	$82	$255	$444	$990

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